UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)*

                                 MediaBay, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58446J 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Joseph G. Connolly, Jr., Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                  202-637-5600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 58446J 10 8                                          Page 2 of 6 Pages
---------------------                                          -----------------


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          NORTON HERRICK
          C/O THE HERRICK COMPANY, INC.
          2 RIDGEDALE AVENUE, P.O. BOX 214
          CEDAR KNOLLS, NEW JERSEY 07927-0214

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                    13,712,155 (INCLUDES 13,422,085 SHARES
                                    ISSUABLE UPON EXERCISE OR CONVERSION OF
                                    WARRANTS, OPTIONS AND CONVERTIBLE DEBT)
           NUMBER OF        ---------------------------------------------------
            SHARES          8      SHARED VOTING POWER
         BENEFICIALLY              0
           OWNED BY
             EACH           ---------------------------------------------------
           REPORTING        9      SOLE DISPOSITIVE POWER
            PERSON                 13,712,155 (INCLUDES 13,422,085 SHARES
             WITH                  ISSUABLE UPON EXERCISE OR CONVERSION OF
                                   WARRANTS, OPTIONS AND CONVERTIBLE DEBT)
                             ---------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   8,321,322 (INCLUDES 5,357,142 SHARES
                                   ISSUABLE UPON CONVERSION OF CONVERTIBLE DEBT
                                   AND PREFERRED STOCK)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,033,477 (INCLUDES 18,779,227 SHARES ISSUABLE UPON EXERCISE OR CONVERSION OF WARRANTS, OPTIONS, PREFERRED STOCK AND CONVERTIBLE DEBT)

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
          N/A

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          69.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                          -----------------
CUSIP No. 58446J 10 8                                          Page 3 of 6 Pages
---------------------                                          -----------------

         This Amendment No. 15 (this  "Amendment")  amends and  supplements  the
Schedule 13D and previous amendments (the "Schedule 13D") filed by Norton Herrick (the "Reporting Person") relating to the common stock, no par value ("Common Stock"), of MediaBay, Inc., a Florida corporation (the "Company"). The Reporting Person is filing this Amendment to report the disposition of securities over which the Reporting Person may be deemed the beneficial owner. Capitalized terms not otherwise defined have the meanings set forth in the prior
Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 is being amended and restated to read in its entirety as follows:

         As previously disclosed in the Reporting Person's original Schedule 13D report, the Reporting Person has owned shares of the Company's Common Stock continually from the Company's initial public offering and has owned such shares for investment purposes and for control of the Company. The Reporting Person may, from time to time, depending upon the market price of the Company's Common Stock, general market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock. Additionally, the Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, by gift or otherwise, all or a portion of the Common Stock which he now owns or may hereafter acquire.

         The Reporting Person does not currently have any plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; except as noted below, any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing the Common Stock of the Company to be delisted from The Nasdaq Stock Market; causing the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act (as defined below); or any action similar to any of those enumerated above. Effective November 20, 2003, the Reporting Person resigned his position as a member of the Board of Directors of the Company.


Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to report the disposition of certain securities over which the Reporting Person may be deemed the beneficial owner and the resulting decrease in the number and percentage of shares beneficially owned by the Reporting Person.

         (a) As of the date of this Amendment, the Reporting Person beneficially owns an aggregate of 22,033,477(1) shares of Common Stock, which represents approximately 69.2% of the shares of Common Stock outstanding as of November 25, 2003. The shares of Common Stock beneficially owned by the Reporting Person include:

                  (i)      6,262,074(2)  shares held  directly by the  Reporting
                           Person;

----------
(1) Includes the Reporting Person's right to acquire 18,779,227 shares of Common Stock issuable upon the exercise or conversion of warrants, options, convertible debt and Preferred Stock.

(2) Includes the Reporting Person's rights to acquire 5,972,004 shares of Common Stock issuable upon the exercise or conversion of warrants, options and convertible debt.

---------------------                                          -----------------
CUSIP No. 58446J 10 8                                          Page 4 of 6 Pages
---------------------                                          -----------------

                  (ii) 7,450,081(3) shares held by Huntingdon Corporation, a company wholly owned by the Reporting Person; and

                  (iii) 8,321,322(4) shares held by N. Herrick Trust.

         (b) The number of shares of Common Stock as to which the Reporting Person has

                  (i) sole power to vote or direct the vote is 13,712,155(5)

                  (ii) shared power to vote or direct the vote is 0

                  (iii) sole power to dispose or direct the disposition is 13,712,155(6)

                  (iv) shared power to dispose or direct the disposition is 8,321,322(7)

         (c) Set forth below are transactions that the Reporting Person and various entities have engaged in which involved shares of Common Stock for which the Reporting Person currently may be deemed or previously deemed the beneficial owner:

SECURITIES OWNED DIRECTLY BY THE REPORTING PERSON AND RELATED TRANSACTIONS

         A. As previously reported in the Reporting Person's Schedule 13D Amendment No. 14 filed on September 5, 2003, on September 10, 1998, the Company granted to the Reporting Person five-year options to purchase 750,000 shares of Common Stock with an exercise price of $5.25 per share. These options expired pursuant to their terms on September 10, 2003.

         B. On November 7, 2003, the Reporting Person entered into an agreement with the Company (the "Agreement") to pay amounts owed to the Company by the Reporting Person under Section 16(b) of the Securities Exchange Act of 1934 ("Exchange Act") as a result of various transactions, which are attributable to the Reporting Person, occurring within less than six months of

----------
(3) Represents the Reporting Person's right to acquire 7,450,081 shares of Common Stock issuable upon the exercise of warrants and conversion of convertible debt.

(4) Includes the Reporting Person's right to acquire 5,357,142 shares of Common Stock issuable upon conversion of convertible debt and Preferred Stock.

(5) Includes the Reporting Person's right to acquire 13,422,085 shares of Common Stock issuable upon exercise or conversion of warrants, options and convertible debt.

(6) Includes the Reporting Person's right to acquire 13,422,085 shares of Common Stock issuable upon exercise or conversion of warrants, options and convertible debt.

(7) Includes the Reporting Person's right to acquire 5,357,142 shares of Common Stock issuable upon conversion of convertible debt and Preferred Stock.

---------------------                                          -----------------
CUSIP No. 58446J 10 8                                          Page 5 of 6 Pages
---------------------                                          -----------------

each other that involved the securities of the Company. Pursuant to the Agreement, the Reporting Person agreed to pay the Company the sum of $1,742,149 (the "Payment") by delivering to the Company for cancellation within ten (10) days of the date of the Agreement, shares of Common Stock of the Company and/or warrants to purchase shares of Common Stock of the Company with an aggregate value equal to the Payment. Under the Agreement, the value of each share of Common Stock delivered under the Agreement is equal to the last sale price of the Company's Common Stock on the trading day immediately prior to the date on which the shares of Common Stock were delivered to the Company (the "Market Price"). The value of any warrant delivered under the Agreement is equal to the Market Price of the underlying shares less the exercise price of the warrant. The Reporting Person delivered the shares of Common Stock and warrants to the Company pursuant to the Agreement on Monday, November 17, 2003, with the value of the securities based on the Market Price on November 14, 2003 of $.94 per share of Common Stock. On November 17, 2003, as part of the Payment, the Reporting Person deposited 810,372 shares of Common Stock with the Company. Based on the Market Price, the aggregate value of these shares is $761,749.68. The Board of Directors of the Company approved the terms and execution of the Agreement, including the disposition of Common Stock and/or warrants to pay the Payment, on November 6, 2003. Pursuant to the Agreement, the Reporting Person and the Company agreed that the receipt and acceptance of the Payment by the Company represents full satisfaction of any amounts owed to the Company by the Reporting Person under Section 16(b) of the Exchange Act as a result of various transactions, which are attributable to the Reporting Person, occurring within less than six months of each other that involved the securities of the Company.

         C. The Reporting Person is no longer deemed to be the beneficial owner of shares of Common Stock held by his son, Evan Herrick. As a result, the number of shares of Common Stock previously reported as beneficially owned by the Reporting Person is reduced by 363,265.

SECURITIES OWNED BY M. HUDDLESTON

         On November 17, 2003, as part of the Payment described above in paragraph B, the Reporting Person deposited 285,000 shares of Common Stock owned by M. Huddleston Enterprises, Inc., a company wholly owned by the Reporting Person, with the Company. Based on the Market Price, the aggregate value of these shares is $267,900.

SECURITIES OWNED BY HUNTINGDON

         On November 17, 2003, as part of the Payment described above in paragraph B, the Reporting Person deposited warrants to purchase 1,875,000 shares of Common Stock owned by Huntingdon with the Company. Based on the Market Price ($.94) less the exercise price of the warrants ($.56), the aggregate value of these warrants is $712,500.

---------------------                                          -----------------
CUSIP No. 58446J 10 8                                          Page 6 of 6 Pages
---------------------                                          -----------------

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 15 is true, complete and correct.


Date: November 25, 2003



/s/ Norton Herrick
--------------------------
Norton Herrick